EXHIBIT 12- RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Earnings(loss) before income taxes	$558	$(28)	$586	$293	$246
Fixed charges	256	270	281	271	254
	$814	$242	$867	$564	$500
Fixed charges
Portion of rents representative of the interest factor	57	$57	$56	$52	$51
Interest on indebtedness	193	204	211	210	201
Amortization of debt financing fees	6	9	14	9	2
	$256	$270	$281	$271	$254
Ratio of earnings to fixed charges	3.2	0.9	3.1	2.1	2.0